Filed Pursuant to Rule 433

Dated July 10, 2026
Registration Statement Nos. 333-296865 and 333-296865-01
Relating to Preliminary Prospectus Supplement

Dated July 10, 2026 to

Prospectus dated June 17, 2026

DEERE FUNDING CANADA CORPORATION

4.850% Notes due 2031

Fully and unconditionally guaranteed by Deere & Company

Term Sheet dated July 10, 2026

Issuer:	Deere Funding Canada Corporation

Guarantor:	Deere & Company

Trade Date:	July 10, 2026

Type of Offering:	SEC registered

Expected Ratings*:	A1 by Moody’s Investors Service, Inc. A by Standard and Poor’s Ratings Services A+ by Fitch Ratings, Inc.

Settlement Date**:	July 15, 2026 (T+3)

Security:	4.850% Notes due 2031 (the “Notes”)

Size:	$300,000,000

Stated Maturity Date:	July 15, 2031

Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2027

Benchmark Treasury:	4.125% UST due June 30, 2031

Benchmark Treasury Yield and Price:	4.314%; 99-05 1/4

Yield to Maturity:	4.864%

Spread to Benchmark Treasury:	55 basis points

Coupon (Interest Rate):	4.850% per year

Price to Public:	99.939% of principal amount, plus accrued interest, if any, from July 15, 2026

Net Proceeds to the Issuer (before expenses):	$298,767,000

Optional Redemption:

Make-whole call based on U.S. Treasury + 0.100% (+10 basis points); if, however, the Notes are redeemed on or after June 15, 2031, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Tax call at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

CUSIP / ISIN:	2442GAAB8 / US2442GAAB82

Joint Book-Running Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. ING Financial Markets LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you make a decision to invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC that are incorporated therein by reference for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.